Exhibit 99.2

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected by Mr. Asher:

Date of Transaction	Security	Quantity of Shares	Price per Share
July 5, 2016	Common Stock	1,100	$9.10
July 5, 2016	Common Stock	600	$8.90
July 5, 2016	Common Stock	1,100	$8.84
July 5, 2016	Common Stock	900	$8.85
July 6, 2016	Common Stock	216	$8.71
July 6, 2016	Common Stock	100	$8.77
July 6, 2016	Common Stock	1,700	$8.78
July 6, 2016	Common Stock	300	$8.79
July 6, 2016	Common Stock	1,100	$8.80
July 6, 2016	Common Stock	1,400	$8.82
July 7, 2016	Common Stock	580	$8.84
July 7, 2016	Common Stock	2,695	$8.88

All of the above transactions were effected on the open market and were purchased through a brokerage account at Equitec Proprietary Market, LLC in Mr. Asher’s name.